CONFIDENTIAL TREATMENT FOR CERTAIN RESPONSES
REQUESTED BY SPARTECH CORPORATION
SPARTECH CORPORATION
120 S. Central, Suite 1700
Clayton, Missouri 63105-1705
(314) 721-4242
(314) 721-1543 FAX
July 26, 2006
BY EDGAR
Securities and Exchange Commission
Washington, D.C. 20549-7010
Attn: Mr. John Hartz

Re:	Spartech Corporation
Form 10-K for the fiscal year ended 10/29/05
Form 10-Q for the quarter ended January 28, 2006
File No. 1-5911

Response to Comment Letter dated June 29, 2006
Ladies and Gentlemen:
     This letter is written in response to the letter dated June 29, 2006 from Mr. John Hartz, commenting on our initial response dated June 23, 2006 related to the review of our Form 10-K of Spartech Corporation (the “Company”) for the fiscal year ended October 29, 2005 and on the Company’s Form 10-Q for the quarter ended January 28, 2006. The Company’s responses follow, set forth under the corresponding comment headings from Mr. Hartz’s letter.
Note 5 — Fixed Asset Charge, page 40
1.	We note your response to our prior comment five and agree that it would be inappropriate to record the adjustment in your beginning retained earnings. We also note your analysis wherein you assess the materiality on prior periods. However, considering that APB 20 requires that corrections be recorded retroactively and the amount of the adjustment appears to be material to FY 2005, it remains unclear to us how you and your auditors came to the conclusion that the FY 2005 financial statements are fairly presented in accordance with U.S. GAAP.

Considering the requirements of APB 20 and the magnitude of the adjustment in 2005, please provide us with more comprehensive analysis of why you and your auditors believe that your FY2005 financial statements are presented in accordance with U.S. GAAP.
     APB 20 paragraph 36 states that a correction of an error in the financial statements of a prior period discovered subsequent to their issuance should be reported as a prior period adjustment. APB 9 indicates that prior period adjustments should be reflected in net income and retained earnings balances for all periods presented to reflect the retroactive application. APB 20 and APB 9 do not specifically address a situation in which errors detected in the current period cannot be definitely attributed and quantified to a prior period. When we found that we could not determine

CONFIDENTIAL TREATMENT FOR CERTAIN RESPONSES
REQUESTED BY SPARTECH CORPORATION
in which prior periods we should have taken the fixed asset charge, we considered how best to handle the charge, with the objective of presenting fairly our financial statements and providing full information to our shareholders. We determined that reporting the amount as a separate line item in the results of operations and providing full disclosure of the nature of the charge in our financial statement footnotes and our MD&A was the best way to handle the errors identified in fiscal 2005, as discussed more fully below.
Process to Identify Prior Period Adjustments
As we prepared to implement the requirements of Sarbanes-Oxley Section 404 for our fiscal 2005, we noted deficiencies in our internal controls over the existence of fixed assets. Upon review of these deficiencies with our audit committee, our Chief Executive Officer recommended a complete physical count of our property, plant and equipment and evaluation of such deficiencies in internal controls. This process took several months and was completed in the second quarter of fiscal 2005. During that time, we completed taking a physical count of all $335 million of net property, plant and equipment located at our 51 facilities, reconciling the counts to our sub-ledgers, investigating the differences (including missing assets), and attempting to determine in which fiscal year specific assets that were included in our ledger but which were missing from the physical counts should have been written off. These efforts are described below:
Physical Inventory —The physical inventory process included (i) taking a physical count of the total population of the net property, plant and equipment, (ii) tagging the assets to facilitate the reconciliation process and tracking of assets going forward, (iii) reconciling the physical counts to our sub-ledgers, (iv) investigating reconciling items and (v) attempting to determine in what fiscal year specific assets included on our sub-ledgers but missing from the counts should have been written off. Each of our plant managers supervised the count process under the oversight of our regional controllers. The count process included appropriate controls such as issuance of count instructions, mapping specific rooms within facilities, use of stickers to denote assets that had been counted, assignment of pre-numbered tags, and auditing of counts after their completion.
Errors Identified — Upon completing the counts at each location, our accounting personnel and plant managers reconciled the counts to our sub-ledgers. This process identified errors in which assets were included on our sub-ledgers but no longer physically existed at our facilities. We believe that the primary cause of these missing assets was the transfer of assets between facilities in conjunction with reorganizations or plant dispositions, a lack of communication between our accounting personnel and plant management making decisions regarding equipment transfers or dispositions, and a lack of documentation supporting original transfers and dispositions which would have allowed us to transfer the assets on our sub-ledgers consistent with the physical movement of the assets. However, as to many assets, we were not able to determine which of these reasons caused those particular assets to become missing. Adding to the complexity of these efforts were the passage of time since our facility reorganization and dispositions had taken place, the number of missing assets involved, and turnover in accounting and plant management personnel.
Barriers to Tracking Disposals or Impairments — The largest barrier to determining the periods in which the errors occurred arises from the inherent nature of physical property, plant and equipment inventory differences. Although we verified that the assets were missing when we took our count in fiscal 2005, without the benefit of a complete physical inventory of our fixed assets in the prior periods (which were not performed), it is virtually impossible to prove with any reasonable degree

CONFIDENTIAL TREATMENT FOR CERTAIN RESPONSES
REQUESTED BY SPARTECH CORPORATION
of certainty as to when the assets were removed from service through disposition, disassembly for parts, or scrapping. In this regard, we believe this situation is different from many other situations involving accounting errors where it is possible to reconstruct appropriate account balances. Our accounting personnel, plant managers and maintenance managers did attempt to determine when specific missing assets should have been written off. However, given the lack of communication and documentation previously noted, we were unable to precisely assign write-off or impairment events to a specific fiscal year. There were several factors that prevented us from identifying the specific dates of disposal, abandonment, or impairment of the missing assets:
•	Changes in Plants — Over the last seven years, the largest number of facilities that the Company had was 51 and the lowest number was 43. The change in number of facilities reflects dispositions, consolidations and acquisitions. From fiscal 1999 through fiscal 2004, 26 facilities were added from acquisition and 14 facilities were sold or closed (all of which were disposed of prior to fiscal 2003). As part of the turnover in plant facilities, a large number of assets were transferred from closed facilities to other facilities for use in our continuing business or disposed of, which added to the complexity of determining with certainty when the assets were disposed, held for sale or impaired. The closure of one facility typically involves the transfer of assets to numerous other facilities and in some cases individual assets were moved more than once as a result of subsequent organizational changes.

•	Changes in Personnel — Due to the changes in facilities and other structural changes in our business, we experienced turnover in accounting personnel and plant management. We no longer employ a significant number of regional controllers and members of plant management (including plant managers and maintenance managers) who had responsibility of managing facilities that were disposed of in the past seven years. This turnover, coupled with a lack of documentation supporting transfers and dispositions, made it impossible to determine with certainty when certain missing assets were disposed, held for sale or impaired.

•	Number and Size of Missing Assets — There were approximately 2,000 individual missing assets comprising the $8.8 million charge, representing an average cost of approximately $4,400 per asset. This number and average size of the missing assets added to the impracticality of determining when the assets were disposed, held for sale or impaired, especially given that without documentation, we were forced to rely on human recollection regarding when the assets became missing. For example, one missing asset was a gear box rebuild with a cost of $6,090 that was part of a production line at one of our facilities that was closed. Upon idling of the facility, the production lines were made available to our operational personnel to supplement their existing production lines. Plant managers arranged for the transfer of various parts of numerous production lines to use on their lines. In many cases, there was no documentation of the transfer of assets which would have facilitated entries to move the assets in our ledgers consistent with the physical movement of the assets. In making inquiries of our plant personnel, we found that trying to have our personnel recall the transfer and subsequent disposition of items that were part of a production line was fruitless. Other examples of missing assets include (i) a $1,019 clutch assembly, (ii) $2,277 roll resurfacing, (iii) $3,385 forklift, (iv) $3,010 roll storage racks, (v) $9,240 sheet line die and (vi) $486 blender platform.

CONFIDENTIAL TREATMENT FOR CERTAIN RESPONSES
REQUESTED BY SPARTECH CORPORATION
In spite of these barriers, we developed a “best guess” of the latest date when the assets would have been disposed of based in large part on these recollections. However, we did not believe it would be appropriate to record prior period adjustments based on this level of evidence and without supporting documentation. For purposes of our “best guess” estimate, we used a “bright-line” date, such as the sale or closure of a facility, as the latest time possible that the missing assets would have been written off. We developed an estimate of the latest fiscal year in which the missing assets should have been written off using these bright-line dates, assigning $6.2 million of the $8.8 million to prior fiscal years. This analysis was insufficient as a basis to restate any prior period but was useful in determining that we did not believe the errors were material to any particular prior period. The results of this analysis were summarized in a table that was included in our June 23, 2006 response to you.
Conclusion
In determining the appropriate accounting treatment for the errors, we considered (i) the immateriality of the above-described, “best guess” estimate on each historical fiscal year, (ii) the fact that that we believe that most of the missing assets should have been written off prior to fiscal 2003, the last year presented in our Form 10-K and (iii) the fact that we did not have a sufficient level of evidence to determine when many of the missing assets were disposed, held for sale or impaired. We also considered the following qualitative factors in assessing the impact of the fixed asset charge on the fiscal 2005 financial statements and our conclusion that the financial statements were fairly presented:
•	Due to the significance of the fixed asset charge, we reported the amount as a separate line in the results of operations.

•	We provided full disclosure of the nature of the charge in MD&A and a separate footnote to provide the circumstances surrounding the amount.

•	The charge did not impact the Company’s or an operating segment’s earnings trend.

•	The charge did not impact the Company’s compliance with any regulatory requirements, compliance with loan covenants or other contractual requirements.

•	The charge amount, by itself, did not have an impact on meeting analysts’ consensus expectations for the period.
Based on all of these factors, we decided to record the $8.8 million as a charge in our financial statements for fiscal 2005, the period in which the physical observation was completed and the error was identified. We believe this approach is consistent with the prevailing practice to record an error that arises from completing a physical observation of an asset in the period in which the error is discovered when the error cannot be assigned to a prior period. As noted, APB 20 and APB 9 do not specifically address this situation. Because we believe that our treatment is prevailing practice and is not inconsistent with GAAP, we believe this treatment is in accordance with GAAP.
Improvements Made to Internal Controls
We reported the controls over our recording and tracking of fixed assets as a material weakness in our second quarter of fiscal 2005. In the third quarter of fiscal 2005, we implemented new policies

CONFIDENTIAL TREATMENT FOR CERTAIN RESPONSES
REQUESTED BY SPARTECH CORPORATION
and procedures to track equipment disposals and transfers of equipment between plants. These policies include periodic physical counts of our equipment at each location, and require accounting personnel to approve transfers and sales or assets prior to executing such transactions and maintain a record of the transactions and approvals. Management and our internal audit resources performed testing during the fourth quarter of fiscal 2005 to ensure compliance with the new policies and procedures and that the controls were operating as intended. The results of this analysis confirmed the material weakness previously reported in the second quarter of fiscal 2005 had been adequately remediated by October 29, 2005.
Note 17 — Segment Information, page 50
2.	We note your response to our prior comment six and appreciate the additional information. We note your reference to “components” in your response. In order to help us more clearly understand how you developed your reportable segments, please provide us with the actual reports (on a year to date basis for each period presented) which are reviewed by your chief operating decision maker. Such reports should be actual, and provided at the lowest level of detail provided to the CODM. We may have further comment.

[Confidential Treatment requested for this response.]
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Please contact the undersigned at (314) 889-8329, or Jeff Fisher, Senior Vice President and General Counsel, (314) 889-8314, with any questions or additional comments.
Very truly yours,

SPARTECH CORPORATION

/s/ Randy C. Martin
Randy C. Martin
Executive Vice President and
Chief Financial Officer